PACHOLDER HIGH YIELD FUND, INC.
8044 MONTGOMERY ROAD
SUITE 555
CINCINNATI, OHIO 45236

November 7, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sheila Stout

Re:  Pacholder High Yield Fund, Inc. (“Fund”)

Annual Report and Form N-CSR for period ended December 31, 2007 and Form
N-Q as of March 31, 2008 -- File No. 811-05639

Dear Ms. Stout:

In this letter we are responding to comments of the Commission’s staff (“Staff”) on the Fund’s Annual Report for the period ended December 31, 2007 filed on March 10, 2008 and the Fund’s Form N-Q as of March 31, 2008 filed on May 28, 2008 (the “Filings), that you provided in a telephone conversation with Stephanie Dorsey and Jessica Ditullio on September 16, 2008.

1.

Comment: The Fund’s last filing on Form 40-17G – Fidelity Bond (Rule 17G-2(g)) was made on August 8, 2007. Please verify that the most current form of the fidelity bond has been filed with the Commission.

Response: The Fund has a process for filing Form 40-17G within 10 days of the receipt of the executed binders from the insurer. Typically, the Fund does not receive the executed binder for several months after the fidelity bond was approved by the Board of Directors. Effective April 11, 2008, the Fund was added to a joint fidelity bond with JPMorgan Institutional Trust and J.P. Morgan Series Trust II. Although the executed binder was received in June and filed on behalf of JPMorgan Institutional Trust and J.P. Morgan Series Trust II at that time, the personnel responsible for coordinating filing of the bond inadvertently did not file for the Fund. Please note that, upon discovery of the oversight, the Fund filed its fidelity bond and Joint Fidelity Bond Agreement with the Commission on September 25, 2008.

2.

Comment: On Form N-Q, as required by Rule 12-12 of Regulation S-X, state in a footnote the following amounts based on cost for Federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response: The Staff’s comment is noted and the Fund will reflect this comment in the future.

3.

Comment: The Fund’s net-of-fees net asset value return of 1.36% stated in the Letter to Stockholders is different than the “Total Investment Return Based on net asset value per common share” of 1.24% stated in the Financial Highlights.

Response: The return in the President’s letter includes the preferred stock dividends and the effect of the Fund’s leveraged capital structure. The return in the Financial Highlights is the return applicable to the common shareholders only.

4.

Comment: The Fund held Federated Prime Obligations Fund as a short-term investment as of December 31, 2007. While not specifically required by the rules and regulations, consider showing the yield on such investment.

Response: The Staff’s comment is noted and the Fund will reflect this comment in the future.

5.	Comment: Include the value of the collateral held for repurchase agreements that are cash collateral investments for securities on loan.

Response: In accordance with Rule 12-12-2 of Regulation S-X, the Fund discloses the following information related to repurchase agreements: the name of the party or parties to the agreement, the date of the agreement, the total amount to be received upon repurchase, the repurchase date and description of securities subject to the repurchase agreements. The Staff’s comment is noted and the Fund will reflect this comment in the future.

6.

Comment: On the Financial Highlights, move the “Ratios to Average Net Assets Expenses (including expenses related to leverage)” above the “Ratios to Average Net Assets Expenses (prior to expenses related to leverage).”

Response: The Staff’s comment is noted and the Fund will reflect this comment in the future.

7.	Comment: If any interest is charged by the Fund related to the unfunded loan commitments, disclose this in the footnotes.

Response: The Staff’s comment is noted. The Fund currently does not charge interest on the unfunded loan commitments, but will make such disclosures in the future if the Fund is entitled to interest on any future commitments.

8.

Comment: Form N-2 for the Fund did not indicate the investment advisory fee was based on average “weekly” net assets. Consider including a chart similar to that disclosed in Form N-2 for the Fund to further clarify the structure of the advisory fee.

Response: The Fund pays the investment advisor based on average net assets as determined during the period for which the fee is calculated. The description of the investment advisory fee was updated in the shareholder report for the semi-annual period ended June 30, 2008. Please see the shareholder report for the June 30, 2008.

In connection with your review of the Fund’s Filings filed by the Trust for the periods ended December 31, 2007 and March 31, 2008, the undersigned hereby acknowledges on behalf of the Fund that: (1) the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Fund may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

We hope that the Staff finds this letter responsive to the Staff’s comments on the Fund’s Filings. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2405 or Jessica Ditillio at (614) 248-5749.

Sincerely,

/s/ Patricia Maleski

Patricia Maleski

Vice President, Chief Administrative Officer,

And Treasurer